0 82-34938

RECEIVED
2006 SEP -6 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 28th, 2006

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA


06016565

Q.CELLS

Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Vorstand:
Reiner Lemoine
Anton Milner
Thomas Schmidt
Dr. Hartmut Schüning

Aufsichtsratsvorsitzender:
Dr. Thomas van Aubel

Sitz: Thalheim
Amtsgericht Stendal
HRB 16621

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

Yours sincerely,

Q-Cells Aktiengesellschaft
Hartmut Schüning
CFO Q-Cells AG

Enclosures

Deutsche Kreditbank AG
Kto.: 812 149
BLZ: 120 300 00
IBAN:
DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001

Hypovereinsbank AG
Kto.: 357 839 289
BLZ: 860 200 86
US$-Kto.: 865 833 717
BLZ: 700 202 70
IBAN:
DE18 8602 0086 0357 8392 89
SWIFT: HYVEDEMM495

Steuernummer: 113 / 100 / 00223
USt-ID-Nr.: DE 813076188
Finanzamt Bitterfeld

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld



Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG: Additional capacity expansion in core business and thin film technologies
Forecast for fiscal 2006 raised slightly

Thalheim, June 28, 2006 - In the run-up to tomorrow's Annual General Meeting Q-Cells AG (QCE; WKN 555866) has announced an additional expansion of production capacity in the core business and investments in new business fields in thin film technologies.

Based on the supplies of silicon and silicon wafers secured over the medium term, construction of a fifth production line is planned for the Thalheim location to begin as early as the third quarter of 2006. After completion of all four construction phases, the production line will have a nominal capacity of 240 MWp, which corresponds to a production capacity of approx. 192 MWp. The first of the four production line segments is expected to go into operation in the third quarter of 2007.

In addition, Q-Cells AG will invest a sum in the high tens of millions in the development of new business fields in thin film technologies in the coming years. The Company has already founded two subsidiaries for this purpose and invested in VHF-Technologies SA ("flexcell") in Switzerland, which produces flexible solar modules on a thin-film silicon basis. Q-Cells has an initial stake of 15.5 % in VHF-Technologies, with the option of a gradual increase to 51 %.

Q-Cells has also slightly raised its forecast for fiscal 2006. The Company is now anticipating revenue of approx. EUR 500 million for the current fiscal year, with EBIT of approx. EUR 105 million and net income of approx. EUR 68 million. Q-Cells is basing this earnings increase on a significant increase in productivity beyond the forecasted levels and the Company's success in reducing cell thickness, which has also exceeded expectations.

Conversion and capacity expansion measures are currently carried out on existing production lines in order to increase nominal capacity from the current 350 MWp to 420 MWp (production capacity of approx. 336 MWp) by the end of the year. Earnings for the second quarter of 2006 are expected to be approximately at the level of the first quarter, both in terms of revenue and net income despite the aforementioned measures.

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany **TEL** +49 (0)3494 66 8-60 **FAX** +49 (0)3494 66 8-610 **MAIL** q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld



Additional Information:

ISIN: DE0005558662

Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)

Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld



Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG: Annual General Meeting approves all items on the agenda by a large majority

Option bonds and convertible bonds may now be issued in an amount of up to EUR 1.5 billion

Thalheim, June 29, 2006 - The Annual General Meeting of Q-Cells AG (QCE; WKN 555866) today approved all items on the agenda up for voting. Along with full reinvestment of the net income for 2005 in order to strengthen the Company's equity base and finance additional growth, the possibility of issuing option bonds or convertible bonds at a total face value of up to EUR 1.5 billion was approved. This type of financing, which enables repayment in the form of shares, will give Q-Cells AG considerable room to maneuver with respect to borrowings as well as targeted acquisitions of other companies. There are no current plans to take advantage of this option for acquisitions, however. In addition, the Meeting resolved to issue bonus shares at a ratio of 1:1. Furthermore, Q-Cells AG was authorized to issue Company shares at a value of up to 10% of the share capital. The Annual General Meeting finally approved the actions of the Executive and Supervisory Boards in fiscal 2005.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld



Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q- Cells AG publishes half-year report: Sales up 108% and net income for the period up 153%

- Forecast for 2006 as a whole raised:
- Sales of approximately EUR 525 million (previously EUR 500 million)
- Net income approximately EUR 75 million (previously EUR 68 million)
- Stepped-up expansion of production capacity in 2007 to 432 MWp

Thalheim, August 14, 2006 - Q-Cells AG (QCE; WKN 555866) has presented its report for the first half of 2006. Q-Cells AG, the European market leader and the world's second largest solar cell producer, continued further on its growth course, increasing production for the first six months of 2006 to 112.6 MWp from 66.6 MWp a year earlier. This reflects growth of approximately 69%.

Sales, earnings before interest and tax (EBIT) and net income for the period rose significantly in the first half. Sales increased 108% to EUR 243.1 million from EUR 116.7 million in the prior-year period. EBIT and net income grew even more than sales at rates of 138% and 153%, respectively, to EUR 55.9 million (EUR 23.5 million) and EUR 37.4 million (EUR 14.8 million).

Based on these figures and the expected second half results, Q-Cells AG is raising its forecast for fiscal 2006. The company continues to expect that it will increase production to approximately 255 MWp (2005: 165.7 MWp). Based on continued progress in optimizing products and production processes as well as somewhat improved sales conditions and cost ratios, Q-Cells now anticipates sales of approximately EUR 525 million for fiscal 2006 (2005: EUR 299.4 million), EBIT of approximately EUR 115 million (2005: EUR 63.2 million) and net income of approximately EUR 75 million (2005: EUR 39.9 million).

The export ratio increased significantly compared to the prior-year period. In the first half, Q-Cells AG generated 49.1% of its sales outside of Germany. This ratio was only 35.4% in the same period of 2005. In view of the continued growth in export demand, the company expects to increase this share to 60% by the end of 2007.



As of the end of the first half of 2006, the company had an annual production capacity of 280 MWp at its Thalheim location (equal to a nominal capacity of 350 MWp). By the end of 2006, production capacity is to increase by 56 MWp to 336 MWp (corresponding to a nominal capacity of 420 MWp) based on conversion, expansion and optimization of the existing lines I-IV. By the end of 2007, the production capacity will be increased to 432 MWp (corresponding to a nominal capacity of 540 MWp) based on the completion of the first two expansion stages of production line V.

Furthermore, Q-Cells AG now anticipates production in its core business will reach 330 MWp for 2007 (previously 316 MWp). To ensure further growth in the core business beyond 2007, Q-Cells AG concluded additional supply contracts in the second quarter of 2006 for silicon and silicon wafers with a total capacity of 430 MWp, with priority on 2009 to 2018.

As of June 30, 2006, Q-Cells AG employed 869 persons; additional hires are planned due to the capacity expansions.

The Second Quarter 2006 report and the current company presentation are available for download from the Investor Relations section of Q-Cells AG's website (www.q-cells.com).

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

RECEIVED
2006 SEP -6 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARTICLES OF ASSOCIATION

I. General Provisions

§ 1. Name, Domicile and Financial Year

1. The stock corporation shall bear the name of

   Q-Cells Aktiengesellschaft.

2. Its domicile is in Thalheim.

3. The financial year is the calendar year.

§ 2. Object of the Company

1. The object of the Company is the development, industrial production and sale of photovoltaic cells and products for regenerative power production.

2. For the aforesaid purpose, the Company may, in particular, acquire facilities and equipment for the production of photovoltaic cells, also in the shape of a turnkey factory, as well as the necessary real estate.

3. The Company is entitled to carry out all business and to conduct all measures which are directly or indirectly appropriate to promote and further the object of the Company. For the aforesaid purpose, it may establish branch operations at home and abroad, establish, acquire, sell and directly or indirectly participate in other companies of the same or related kind, assume the management of such companies or limit itself to the management of its participations. It may also segregate its business into affiliated companies in whole or in part.

§ 3. Announcements

Announcements by the Company shall be made in the electronic Federal Gazette (elektronischer Bundesanzeiger) unless the law bindingly specifies a different way of publication.

II. Share Capital and Shares

§ 4. Share Capital

1. The share capital of the Company amounts to Euro 74,446,552.00 and is divided into 74,446,552 no par value shares.

2. [Rescinded]

3. Upon the issuance of new shares, the commencement of their profit participation may be determined in deviation from Sect. 60, para. 2 of the German Stock Corporation Act (Aktiengesetz).

4. The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company until May 31, 2011, by up to Euro 36,913,604.00 by the issuance of up to 36,913,604 new no par value bearer shares against contributions in kind or in cash (Authorized Capital) and to determine the commencement of profit participation in deviation from the provisions of the law. The Management Board is authorized, with the approval of the Supervisory Board, to pass resolutions on the exclusion of subscription rights of the shareholders and to specify further details of the respective capital increase as well as the relevant conditions pertaining to the issuance of the shares. A subscription right exclusion shall, however, only be permitted for a capital increase against contributions in kind, especially for the purchase of a company or a participation therein, for an issuance of shares to employees of the Company or of an affiliated company, for fractional amounts or, in accordance with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act, for a capital increase against contributions in cash which does not exceed ten per cent of the share capital and in respect of which the issue price is not significantly less than the stock exchange price. The following amounts shall be credited against the ten per cent limit: The pro rata amount of the share capital for which there is an option or conversion right or an option or conversion obligation due to option bonds or convertible bonds issued under exclusion of the subscription right in analogous application of Sect. 186, para. 3, clause 3 of the German Stock Corporation Act since the date of the resolution on the present authorization and the volume of sales of own shares conducted on the basis of an authorization pursuant to Sect. 71, para. 1, No. 8, clause 5 in conjunction with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act under exclusion of the subscription right since the date of the resolution on the present authorization. The Supervisory Board is authorized to amend the version of § 4, paras. 1 and 4 of the Articles of Association in line with the scope of the capital increase under the Authorized Capital.

5. The share capital of the Company is conditionally increased by up to Euro 2,822,376.00 by the issuance of up to 2,822,376 no par value bearer shares (Conditional Capital I). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on December 29, 2003. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be carried out to the extent that stock options are issued in connection with the Conditional Capital I and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 5 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

6. The share capital of the Company is conditionally increased by up to Euro 2,609,688.00 by the issuance of up to 2,609,688 no par value bearer shares (Conditional Capital II). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on August 16, 2005. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be executed to the extent that stock options are issued in connection with the Conditional Capital II and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 6 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

7. The share capital of the Company is conditionally increased by up to Euro 29,530,884.00 by the issuance of up to 29,530,884 new no par value bearer shares (Conditional Capital III) each representing Euro 1.00 in the share capital. The conditional capital increase serves to grant options rights or option obligations to the holders of warrants out of option bonds in accordance with the options terms or to grant conversion rights or conversion obligations to the holders of convertible bonds in accordance with the bond terms issued by the Company or a subordinate affiliated company until May 31, 2011, pursuant to the authorization of the Management Board by the General Meeting on June 29, 2006. The issuance of the new shares shall be carried out at the option or conversion price to be determined pursuant to the aforementioned resolution regarding the authorization. The conditional capital increase shall only be executed in case options bonds or convertible bonds are issued and only to the extent that holders of option bonds or convertible bonds exercise their option rights or conversion rights or that holders of bonds who are obligated to execute the option or conversion comply with their obligation and the Conditional Capital III is needed correspondingly in accordance with the bond terms. The new shares issued due to the execution of option rights or conversion rights or due to the compliance with option obligations or conversion obligations shall partici-

pate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The Management Board, with the approval of the Supervisory Board, is authorized to specify the further details of the execution of the conditional capital increase. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 7 of the Articles of Association after the issuance of the shares and to make any necessary further amendments regarding the form of the Articles of Association in relation to this and to submit the amendment for entry in the Commercial Register. The same applies, where the authorization to issue option bonds or conversion bonds was not used after expiry of the authorization period or where the Conditional Capital III was not used after expiry of the period for the execution of option rights or conversion rights or for the compliance with option obligations or conversion obligations.

§ 5. Shares

1. The shares are made out to bearer (bearer shares).

2. The Management Board shall decide on the form and contents of the share certificates and of the profit participation and renewal coupons acting in consent with the Supervisory Board. The Company is entitled to certify the whole share capital in one or more global certificates. The shareholders are not entitled to a certification of their shares unless a certification is required in accordance with the prevailing rules and regulations of a stock exchange where the shares are registered.

III. The Management Board

§ 6. Composition of the Management Board

1. The Management Board consists of one or more persons. The Management Board may still consist of just one member if the share capital of the Company amounts to more than Euro 3 million.

2. The Supervisory Board shall determine the number of and appoint the regular members and the deputy members of the Management Board, shall conclude the relevant contracts of employment and shall revoke the appointment of members of the Management Board.

3. The members of the Management Board shall be appointed for a maximum of five years. Re-appointments are permitted.

§ 7. Resolutions by the Management Board

Resolutions by the Management Board are passed by a simple majority.

§ 8. Representation of the Management Board

1. The Company is represented by two members of the Management Board or by one member of the Management Board together with an officer of the Company vested with general commercial power (Prokurist). If only one member of the Management Board has been appointed, he shall represent the Company on his own.

2. If several members of the Management Board have been appointed, the Supervisory Board may grant all or individual members of the Management Board sole power of representation. The Supervisory Board may also exempt all or individual members of the Management Board from the ban of multiple representations (Sect. 181, second alternative of the German Civil Code – Bürgerliches Gesetzbuch).

IV. The Supervisory Board

§ 9. Composition of the Supervisory Board

1. The Supervisory Board shall consist of nine members. Six members shall be elected by the General Meeting and three members shall be elected by the employees in accordance with the Law pertaining to the One-Third Participation of Employees in the Supervisory Board (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat).

2. The members of the Supervisory Board shall be appointed up to the end of the ordinary General Meeting which resolves upon the formal approval of the Supervisory Board's actions for the fourth financial year after the commencement of the period of office. The year in which the period of office commences shall not be included in the calculation. In the election, the General Meeting may resolve a shorter period for individual members or all members to be elected.

3. For Supervisory Board members who are elected by the General Meeting, Deputy Members may be elected who shall, in an order specified at the time of their election, act in place of Supervisory Board members who depart prematurely. The election of Deputy Members for the Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

4. If a Supervisory Board member is appointed in place of a departing member, his period of office shall last for the remainder of the period of office of the departing member. If a Deputy Member is appointed in place of a departing member of the Supervisory Board who was elected by the General Meeting, his period of office shall expire at the end of the next General Meeting in which a new member of the Supervisory Board is elected with a majority of at least three quarters of the votes cast but at the latest at the end of the period of office of the departing member of the Supervisory Board.

5. Members of the Supervisory Board who have been elected by the General Meeting may be recalled by the General Meeting before the end of their period of office. The resolution shall require a majority of three quarters of the votes cast. Any recall of Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

6. Each member of the Supervisory Board and each Deputy Member of the Supervisory Board may resign by means of a written declaration without good cause. The declaration shall be sent to the Chairman. A notice period of eight weeks has to be observed.

§ 10. The Chairman of the Supervisory Board and his Deputy

1. The Supervisory Board shall elect a Chairman and a Deputy Chairman from its midst for the period of office determined in § 9, para. 2 of the Articles of Association. The Chairman, in the event of his indisposition his Deputy, shall be entitled to a casting vote (second vote) in the event of a tie. If the Chairman or the Deputy Chairman departs from his position before the end of the official period of office, the Supervisory Board shall effect a new election for the remaining period of office of the departed Chairman or Deputy Chairman.

2. The Deputy Chairman shall have the rights and obligations of the Chairman of the Supervisory Board if the latter is indisposed.

§ 11. Duties and Powers of Authority of the Supervisory Board

1. The Supervisory Board shall have all duties and rights which are assigned to it by the law, the Articles of Association or otherwise. The Supervisory Board shall be entitled to convene a General Meeting if this is required in the interests of the company.

2. The Supervisory Board shall be entitled to carry out amendments to the Articles of Association which only relate to the wording and formulations.

3. The Supervisory Board is required to specify that certain types of business by the Management Board may only be carried out with the consent of the Supervisory Board.

4. The Supervisory Board shall have the right to monitor all managerial activities of the Management Board at any time. The Supervisory Board may inspect and examine the Company's books of account and documents as well as the various assets. It may also appoint individual Supervisory Board members for these tasks or assign special experts for certain tasks.

5. The Management Board shall report to the Supervisory Board at regular intervals as specified by law. In addition, the Supervisory Board may at any time request a report on matters of the Company, on its legal and corporate relationships with affiliated companies and on business transactions of

affiliated companies which may be of material importance and significance to the position of the Company.

6. The Supervisory Board shall draw up Rules of Procedure for itself. The Supervisory Board shall draw up and amend the Rules of Procedure for the Management Board.

§ 12. Declarations by the Supervisory Board

Declarations (Willenserklärungen) by the Supervisory Board and, if appropriate, by its committees, shall be issued in the name of the Supervisory Board by its Chairman or, in the event of his indisposition, by the Deputy Chairman.

§ 13. Meetings of the Supervisory Board

1. The Supervisory Board shall hold two meetings in each half of a calendar year.

2. If a member of the Supervisory Board is prevented from attending a meeting of the Supervisory Board or of one of its committees, he shall be entitled to have his written votes regarding the agenda items submitted by another member of the Supervisory Board. This shall also apply for any possible casting vote by the Chairman.

§ 14. Minutes of Meetings

Minutes shall be kept on resolutions and meetings of the Supervisory Board which are to be signed by the Chairman of the respective meeting.

§ 15. Compensation of the Supervisory Board

1. Each member of the Supervisory Board shall receive a compensation in addition to the reimbursement of his expenses. The amount of the compensation shall be established by a resolution of the General Meeting passed with a simple majority.

2. The Company shall reimburse the members of the Supervisory Board for their cash disbursements. The turnover tax payable on the compensation and on any expenses shall be refunded by the Company as far as the members of the Supervisory Board are entitled to charge turnover tax to the Company separately and as far as they exercise this aforesaid right.

V. General Meetings

§ 16. Convocation of General Meetings

1. The General Meeting shall be held at the domicile of the Company or at the domicile of a German stock exchange in the Federal Republic. The venue of the General Meeting is to be named in the convocation.

2. The ordinary General Meeting shall be held within the first eight months of each financial year. Extraordinary General Meetings may be convened by the Management Board or the Supervisory Board as often as seems necessary in the interests of the Company.

3. The convocation of the General Meeting must be announced officially at least 30 days before the day on which the shareholders have to notify the Company and document their shareholdings at the latest in accordance with § 17. It must include the Agenda and an address for notification purposes.

4. If the shareholders are known to the Management Board, the convocation may also be carried out by registered letter.

5. If all shareholders appear or are represented, the General Meeting may also pass resolutions without complying with the relevant regulations regarding formalities and time limits unless a shareholder objects to the passing of resolutions.

§ 17. Right to Participation in the General Meeting

1. Only those shareholders shall be entitled to participate in the General Meeting and to exercise voting rights who have notified the Company of their participation in good time. The aforesaid notification must be received by the Company in writing at the address provided in the convocation at the latest on the seventh day prior to the meeting.

2. The shareholders shall also be required to document their right to participate in the General Meeting and to exercise their voting right. For this purpose, a special certificate regarding the shareholding has to be provided in written form by the depositary institute. This certificate must refer to the shareholding on the beginning of the twenty first day prior to the meeting and must be received by the Company at the latest on the seventh day prior to the meeting at the address provided in the convocation. As far as the Company is concerned, only those who have submitted the necessary certificate are entitled to participate in General Meetings or to exercise voting rights as shareholders.

§ 18. Voting Rights

1. Each share shall grant one vote.

2. The voting right may be exercised by authorized representatives. The power of attorney may be issued in writing, by telefax, electronically or in any other way to be specified in further detail by the Company. Details regarding the issuance of the power of attorney shall be provided along with the convocation of the General Meeting.

§ 19. Chairmanship of General Meetings, Image and Sound Transmissions

1. The Chairman of the Supervisory Board is appointed as Chairman of the General Meeting. In the event of his indisposition, he shall nominate another member of the Supervisory Board to assume the aforesaid function. If the Chairman is indisposed and if he has appointed nobody as his representative, the General Meeting shall be chaired by a member of the Supervisory Board to be appointed by the Supervisory Board.

2. The Chairman shall chair the meeting and determine the sequence of the motions to be discussed, together with the form and type of voting.

3. The Chairman may instruct that the General Meeting may be subject to sound and image transmissions, namely in the internet.

4. The chairman may restrict the shareholders' right to put questions and to speak to an adequate period of time; in particular, he may determine adequate time frames for the course of the meeting, the discussion of the Agenda items and the individual statement or question.

§ 20. Resolutions by General Meetings

1. Resolutions by General Meetings shall require a simple majority of the votes cast unless provided otherwise by binding law or unless the Articles of Association determine other majority requirements. In cases in which the law stipulates a majority of the share capital represented in the voting procedure, a simple majority of the represented share capital shall be sufficient unless a larger majority is stipulated by binding law.

2. A motion shall be regarded as rejected in the event of a tie, with the exception of elections.

3. If in an election a simple majority is not achieved in the first ballot, a tie-breaking vote shall be conducted between the two persons who were awarded the largest number of votes. In the event of a tie in the second ballot, a decision shall be reached by drawing lots.

§ 21. Minutes of General Meetings

1. Notarial minutes shall be kept on matters discussed at General Meetings.

2. The minutes shall have conclusive force for all shareholders both inter se and also in relation to their authorized representatives.

3. It is not necessary to include powers of attorney in the Minutes.

VI. Annual Financial Statements, Management Report and Appropriation of Accumulated Profits

§ 22. Annual Financial Statements and Management Report, Formal Approval of the Actions of the Management Board and Supervisory Board, Appropriation of Accumulated Profits

1. The Management Board shall prepare the Management Report and the annual financial statements for the previous financial year within the first three months of the financial year and shall submit them to the Supervisory Board. Without undue delay, the latter shall then commission the external auditor to audit the annual financial statements. Upon receipt of the audit report by the Supervisory Board, the annual financial statements, the Management Report, the recommendation for the appropriation of the accumulated profits (Bilanzgewinn) and the audit report shall be made available to the other members of the Supervisory Board for examination.

2. The annual financial statements, the Management Report, the Report of the Supervisory Board and the recommendation of the Management Board for the appropriation of the accumulated profits shall be made available in the offices of the Company for inspection by the shareholders with effect from the date on which the General Meeting was convened.

3. After receipt of the report to be issued by the Supervisory Board in accordance with Sect. 171, para. 2 of the German Stock Corporation Act, the General Meeting shall pass an annual resolution in the first eight months of the financial year on its formal approval of the actions of the Management Board and of the Supervisory Board, on the appropriation of the accumultaed profits, on the election of the auditor and, in the cases envisaged by law, on the adoption of the annual financial statements.

4. If the Management Board and Supervisory Board adopt the annual financial statements, they may allocate up to half of the net income for the year (Jahresüberschuss) to other revenue reserves (andere Gewinnrücklagen); they are also authorized to allocate up to an additional quarter of the net income for the year to other revenue reserves as long as the other revenue reserves do not exceed half of the share capital and provided they do not exceed half of the share capital after the allocation. If the General Meeting adopts the annual financial statements, a quarter of the net income for the year is to be allocated to other revenue reserves. For calculating the parts of the net income for the year to be allocated to other revenue reserves, advance transfers to the statutory reserve (gesetzliche Rücklage) and losses carried forward (Verlustvorträge) have to be deducted.

5. The General Meeting shall pass a resolution on the appropriation of the accumulated profits resulting from the adopted annual financial statements. The General Meeting may also resolve upon a distribution in kind in accordance with Sect. 58, para. 5 of the German Stock Corporation Act.

§ 23. Formation Costs

Court, legal consultancy, notary costs and publication expenses which are connected with the formation of the Company shall be borne by the Company up to a maximum amount of Euro 5,000.00.

Q.CELLS

WE GROW WITH LIGHT

Second Quarter 2006 Report

FINANCIAL HIGHLIGHTS (IFRS)		01/01–06/30/2006[1]	01/01–06/30/2005[1]	2005[1]	2004[1]	2003	2002
Income							
Revenues	€, millions	243.1	116.7	299.4	128.7	48.8	17.3
EBITDA	€, millions	64.9	28.0	74.4	24.8	8.5	2.4
EBIT	€, millions	55.9	23.5	63.2	19.6	5.3	0.9
Earnings before taxes	€, millions	53.6	21.6	59.9	17.9	4.3	0.1
Net income for the year	€, millions	37.4	14.8	39.9	12	3.0	0.2
Assets							
Non-current assets	€, millions	150.2	100.7	126.5	67.7	27.3	16.3
Current assets	€, millions	355.2	74.7	329.6	45.4	25.3	10.3
Total assets	€, millions	505.4	175.4	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	365.6	49.7	321.3	34.7	10.3	0.8
Equity ratio	%	72.3	28.3	70.4	30.7	19.6	3.0
Financial condition							
Operating cash flow	€, millions	36.0	15.1	22.6	6.4	0.6	-2.2
Investments in fixed assets	€, millions	18.8	29.6	44.9	44.9	14.8	7.0
Depreciation/Amortization	€, millions	9.0	4.5	11.3	5.2	3.2	1.5
Production							
Nominal capacity[2]	MWp	350	200	292	170	63	22
Production capacity[2]	MWp	280	160	234	136	50	17
Actual Production	MWp	112.6	66.6	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	31.46	18.71	46.27	22.15	8.94	3.65
Employees[2]	Number	869	689	767	484	207	82

[1] Consolidated financial statement
[2] At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 06/30/2006

Purchase		2006	2007	2008	2009–2018
Contracted/secured	MWp	265	299[1]	389	1,599
Additional potential availabilities[2]	MWp	(~30)	(~165)	(~264)	[3]
Weighted sum	MWp	**274**	**349**	**468**	
Sales		**2006**	**2007**	**2008**	**2009–2016**
Contracted/secured[4]	MWp	240	262	335	1,042

[1] Plus volumes for EverQ (17 MWp).
[2] Potential additional volumes may result from contracted volumes "at risk", annual on-going deliveries, current negotiations and thickness reduction. Based on experience only a part (e.g. ~30% in 2006) leads to additional delivery quantities.
[3] Forecasts will be undertaken later on in the relevant time frames.
[4] +/- 10% variation because of stipulations.

- **PRODUCTION IN THE FIRST SIX MONTHS RISES 69% OVER H1 2005**
- **SALES FOR THE FIRST HALF OF 2006 INCREASE BY 108% YEAR-ON-YEAR**
- **NET INCOME FOR THE FIRST HALF OF 2006 GROWS EVEN MORE THAN SALES, JUMPING 153% FROM H1 2005**
- **FORECAST RAISED FOR 2006 AS A WHOLE: SALES EXPECTED TO REACH APPROX. € 525 MILLION AND NET INCOME APPROX. € 75 MILLION**
- **SECURE SUPPLY OF SILICON WAFERS FOR FUTURE GROWTH; NEW CONTRACTS CONCLUDED IN THE 2ND QUARTER FOR A TOTAL OF 430 MWp, MAINLY FOR THE PERIOD BETWEEN 2009 AND 2018**
- **CONSTRUCTION OF PRODUCTION LINE V AGREED**
- **SIGNIFICANT INCREASE IN EXPORT RATIO TO 49.1%; TARGET OF 60% BY THE END OF 2007**
- **DECISION MADE TO INVEST IN NEW BUSINESS FIELDS**
- **ADDITIONAL JOBS CREATED FOR QUALIFIED EMPLOYEES**


Q.CELLS

Second Quarter 2006 Report **WE GROW WITH LIGHT.**

Dear Shareholders, Friends and Partners of Q-Cells,

The first half of 2006 was characterized by **continued strong growth** of Q-Cells AG.

We increased **production** by 69% to 112.6 MWp, up from 66.6 MWp in the first half of 2005.

Sales for the first half of 2006 increased by 108% to € 243.1 million (H1 2005: € 116.7 million).

EBIT and net income for the period grew even more than sales, with EBIT rising 138% to € 55.9 million (H1 2005: € 23.5 million), and net income jumping 153% to € 37.4 million (H1 2005: € 14.8 million).

Operating **cash flow** amounted to € 36.0 million in the first half of 2006, up from € 15.1 million in H1 2005. Cash flow for the first half was impacted primarily by the significant increase in net income for the period.

FORECAST RAISED FOR 2006 AS A WHOLE

Based on the completed ramp-up of production line IV as well as our secure supply of silicon wafers, we continue to anticipate production output of approx. 255 MWp for **2006 as a whole.**

We expect to achieve **sales of approx. € 525 million and net income of approx. € 75 million** for 2006 as a whole.

This forecast is based on a number of factors. In the first half of the third quarter of 2006, we made additional progress in optimizing our products and production processes. In particular, we were able to implement stable mass production of thinner cells more quickly than anticipated. The ramp-up of line IV is now complete and the optimization of the other lines has advanced well, which means we will be operating here at full capacity in the second half of the year.

We are also anticipating a slightly improved relationship between purchasing and selling conditions in the second half of the year.

In addition, EverQ generated a profit for the first time in June, reaching break-even more quickly than anticipated.

Earnings in the second half of 2006 will be affected by start-up costs for production line V and the second EverQ factory as well as investments in our subsidiaries, Calyxo and Brilliant 234., which are active in the field of thin film technologies.

We expect prices along the entire value creation chain to decline at a constant rate starting in the beginning of 2007. However, **for the coming years we are still predicting a stable EBIT ratio of 20% and a net income ratio of 13%** based on additional progress in reducing cell thickness and an increase in efficiency levels as well as continued optimization of production processes.

STRONG GROWTH CONTINUES

For the future development of the Company, Q-Cells AG is relying on **strong growth** and **technological leadership,** both in its core business and in the business fields yet to be developed. The Company is aiming for significant and lasting **reductions in the cost of production** in order to achieve a breakthrough in photovoltaics as a source of energy. We made further progress in reaching our goals in the first half of 2006, thus expanding the basis for the Company's ongoing positive development.

Q-Cells AG is continuing to expand production capacities. As planned, we reached a production capacity of 280 MWp as of the end of the first half of 2006 (corresponding to a nominal capacity of 350 MWp). By the end of 2006, production capacity should increase another 56 MWp to 336 MWp (corresponding to a nominal capacity of 420 MWp) based on conversion, expansion and optimization of the existing lines I-IV.

We expect to start **construction of production line V** in the third quarter of 2006. This new line will be constructed in four stages and reach a total production capacity of 192 MWp after completion (corresponding to a nominal capacity of 240 MWp). The first construction phase is expected to go into operation in the third quarter of 2007.

We continued to add personnel in the first half of 2006, focusing on our research and development team during this period. We created **new, highly qualified positions** during the first six months of the year. As of June 30, 2006, Q-Cells AG had 869 employees in the group, among them 23 apprentices. Another approximately 400 new jobs will be created in Thalheim due to the construction of our fifth production line. The number of apprentices is expected to rise to 60 by the end of 2007.

Q-Cells AG has created a foundation for future growth by securing its supply of silicon and silicon wafers to a large extent. The second quarter of 2006 was characterized primarily by successes with respect to securing supplies on a long-term basis and for EverQ. We gained additional contracts for a total output of 430 MWp through 2018. In the short term, we managed not only to secure silicon quantities for EverQ GmbH corresponding to an output of 17 MWp for 2007, but also further increase supply quantities for Q-Cells for 2006 and 2007.

As of March 31, 2006, we had thus entered into supply contracts for purchasing a total of 265 MWp for 2006, 299 MWp for 2007*, 389 MWp for 2008 and 1,599 MWp for the period from 2009 to 2018. Further contracts are being negotiated.

* Without supplies for EverQ (17 MWp)

Q-Cells AG made additional advances in **internationalizing the customer basis** in the second quarter of 2006. In the strategically important North American market, we acquired another long-term partner.

We succeeded in significantly increasing the **export ratio** to 49.1% in the first half of 2006 from 35.4% a year earlier. In view of the continued rise in foreign demand, we expect this figure to increase to 60% by the end of 2007.

We made **further reductions in all major cost items** under our control. We received positive reports from customers on use of our 200 µm cells in the second quarter, confirming the success of our wafer slimming program to reduce cell thickness. This program allows us reduce the quantity of materials used and consequently lower our main cost factor. We have conducted additional, extensive series tests with 160 µm thin wafers.

ADDITIONAL PROGRESS WITH SHAREHOLDINGS

Expansion of the production facilities of our two **shareholdings** in Thalheim, CSG Solar AG and EverQ GmbH, have proceeded according to plan.

At the start of June 2006, Q-Cells AG announced that it planned to **increase its shareholding in EverQ** – as did Renewable Energy Corporation ASA (REC) – so that all three partners will hold a share of 33.3% in the company. In addition, EverQ concluded a **long-term contract with REC on the supply of silicon.** The contract provides

for REC supplying a total of 7,400 tons of granular polysilicon to EverQ over a seven-year period starting in 2008. These quantities have been agreed upon in addition to existing deliveries of 190 tons per year supplied by REC to EverQ under an existing agreement.

EverQ GmbH began series production in the second quarter. On June 20, the company celebrated the opening of its first factory. The event was attended by representatives from German politics as well as the U.S. embassy.

EverQ is already planning an extensive expansion based on the long-term contracts for the supply of silicon secured. Construction has already started on a second integrated factory for wafer, solar cell and module production with a capacity of 50 MWp. It is planned to increase capacity to 300 MWp by 2010.

NEW BUSINESS FIELDS: MORE CRITICAL STEPS TAKEN

We are absolutely convinced that additional new PV technologies will supplement silicon technology, offering major potential for cost reduction. Q-Cells anticipates strong growth in these new technologies and is thus positioning itself in these emerging business fields.

Calyxo GmbH, which was established in 2005, is building a production line in Thalheim for pilot production of thin-film solar modules on the basis of an exclusive global license acquired in September 2005. Manufacture of the company's first products is expected for the first quarter of 2007.

Brilliant 234. GmbH, another wholly-owned subsidiary of Q-Cells AG, began construction of its first pilot line on August 7, 2006. The company was established in order to commercialize a new photovoltaic technology developed together with the Jülich research center and Applied Materials, Inc., a U.S. nanomanufacturing technology company. The technology involves a so-called tandem concept for micromorph thin-film silicon modules able to attain an efficiency level of more than 10% over the medium term. We are anticipating the initial test products in the first half of 2007.

Q-Cells has also taken a stake in **VHF-Technologies SA** in Yverdon-les-Bains, Switzerland. This company has developed a technology under the brand name of **"Flexcell"** for applying amorphous silicon on a flexible plastic carrier in order to produce flexible solar modules. Q-Cells aims to significantly expand production capacity of the company. Our involvement in the company is intended to establish photovoltaics as a greater part of day-to-day life by developing Flexcells's end customer business and to tap new markets in building-integrated photovoltaics. Q-Cells AG currently holds 15.5% of the shares in VHF-Technologies with an option to increase this stake to 51%.

ON THE WAY TO AN ENVIRONMENTAL MANAGEMENT SYSTEM

We began **implementing a corporate-wide environmental management system** in the first half of 2006. This process is aimed at making all company processes more environmentally friendly. Our interim target in this implementation process is to achieve DIN ISO 14001 certification in 2007. During the past quarter, we were occupied with taking stock of the current conditions in all areas of the Company. Initial measures have already been implemented in the area of waste separation. The next step will be to draw up an environmental program for Q-Cells AG.

OTHER EVENTS IN THE SECOND QUARTER OF 2006

The **ownership structure** of Q-Cells AG changed during the past reporting period. Ströher Finanzholding AG, which had been the largest shareholder with a stake of 20.5% in the Company, at the end of April placed approx. 5.4 million Q-Cells shares with major institutional investors in Germany and abroad, in a manner considerate to the market. The other approx. 2.16 million Q-Cells shares held by Ströher Finanzholding AG were placed as underlying instruments via a three-year synthetic exchangeable bond in Q-Cells shares, so that this company now holds 5.07% of Q-Cells' shares.

On June 12, Good Energies Investments B.V., Amsterdam, increased its equity interest in Q-Cells AG from 16.39% to 25.96%. On July 12, the company bought additional shares and thus increased its share even further to 26.71%. Good Energies has thus confirmed its confidence in the future upward trend of Q-Cells AG. The purchase has increased Good Energies' position as largest shareholder in Q-Cells AG. The necessary clearance from the Federal Cartel Office has meanwhile been given.

The **first Annual General Meeting of Q-Cells AG following the IPO** took place on June 29, 2006 in Berlin. The Annual General Meeting resolved to reinvest all of Q-Cells AG's net income for 2005. This move reinforces the Company's equity base for financing its global growth and investing in research and development. The Annual General Meeting also resolved on possible option bonds and/or convertible bonds at a total face value of up to € 1.5 billion. The shareholders present at the meeting also authorized Q-Cells AG to acquire Company shares in an amount of up to 10% of the share capital. Finally, the Annual General Meeting also approved the issue of bonus shares at a ratio of 1:1. The bonus issue and the inclusion of these shares in the pricing of Q-Cells AG shares took place as of August 1, 2006.

In June 2006, the German business magazine "Capital" **praised Q-Cells AG for its communication with institutional and private investors.** In a Europe-wide annual survey of analysts, Q-Cells AG – as a TecDAX newcomer – ranked third in this index in connection with the 2006 investor relations awards.

SUMMER HIGHLIGHT: PHOTOVOLTAICS ON THE WAY TO COMPETITIVENESS

The summer of 2006 brought an event of great significance for the continued development of photovoltaics. Demand for electricity was extremely high due to the enormous heat. However, it was necessary to reduce capacities of conventional power plants due to a lack of cooling possibilities. This meant that **for a short time around midday on July 27, electricity from photovoltaics was cheaper than electricity traded on the Leipzig power exchange** for the first time ever in Germany. Photovoltaics technology has thus come one step closer to the goal of being competitive at peak load times.



ANTON MILNER
CEO



REINER LEMOINE
CTO



THOMAS SCHMIDT
COO



DR. RER. POL. HARTMUT SCHÜNING
CFO

CONSOLIDATED BALANCE SHEET (IFRS)
as of June 30, 2006

ASSETS	06/30/2006 € '000	12/31/2005 € '000
A. NON-CURRENT ASSETS		
I. Intangible assets	10,029.8	3,712.4
II. Property, plant and equipment	108,417.5	99,641.8
III. Financial assets	3.1	3.1
IV. Equity investments in associates	10,581.6	12,480.7
V. Other non-current assets	21,202.3	10,666.9
	150,234.3	**126,504.9**
B. CURRENT ASSETS		
I. Inventories	61,754.4	49,888.9
II. Trade accounts receivable	42,727.1	33,802.5
III. Time deposits	16,500.0	32,500.0
IV. Other receivables and assets	22,617.8	12,719.7
V. Cash and cash equivalents	211,610.1	200,647.9
	355,209.4	**329,559.0**
TOTAL ASSETS	**505,443.7**	**456,063.9**

EQUITY AND LIABILITIES	06/30/2006 € '000	12/31/2005 € '000
A. SHAREHOLDERS' EQUITY		
I. Subscribed capital	36,913.6	36,913.6
II. Capital reserves	243,815.8	240,686.9
III. Revenue reserves	40,362.9	5,528.0
IV. Other reserves	296.8	−447.7
V. Retained earnings	41,274.0	38,581.1
VI. Minority interests	2.968.6	0.0
	365,631.7	**321,261.9**
B. INVESTMENT GRANTS AND SUBSIDIES	**29,713.8**	**29,827.3**
C. NON-CURRENT LIABILITIES		
I. Profit participation rights capital	14,535.7	14,492.9
II. Non-current financial liabilities	9,248.2	12,833.8
III. Other non-current liabilities	7,663.0	4,505.9
IV. Deferred taxes	1,798.0	647.1
	33,244.9	**32,479.7**
D. CURRENT LIABILITIES		
I. Current financial liabilities	7,219.5	11,658.8
II. Trade accounts payable	25,391.7	24,631.5
III. Tax liabilities	24,890.6	14,488.9
IV. Other provisions	10,320.0	8,848.2
V. Other current liabilities	9,031.5	12,867.6
	76,853.3	**72,495.0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**505,443.7**	**456,063.9**

CONSOLIDATED INCOME STATEMENT (IFRS)
for the six months ended June 30, 2006

	04/01–06/30 2006 € '000	04/01–06/30 2005 € '000	01/01–06/30 2006 € '000	01/01–06/30 2005 € '000
1. Sales revenue	128,325.8	63,981.7	243,075.3	116,749.2
2. Changes in inventories of finished goods and work in progress	1,865.2	1,353.4	7,289.7	2,056.9
3. Other own work capitalized	343.2	273.3	537.6	486.9
4. Other operating income	3,446.8	1,679.3	5,712.0	2,869.4
5. Cost of materials				
a) Cost of raw materials, consumables and supplies and of purchased merchandise	76,484.7	41,595.4	143,727.0	75,999.3
b) Cost of purchased services	4,780.3	601.3	12,135.5	837.2
6. Personnel expenses				
a) Wages and salaries	7,470.5	5,086.3	14,570.4	9,141.8
b) Social security costs and pension and benefit expenses	1,392.2	904.6	2,677.9	1,591.4
c) Stock option expenses	1,515.1	101.3	3,030.3	202.6
7. Depreciation, amortization and impairment losses	4,841.2	2,431.5	9,006.4	4,488.4
8. Other operating expenses	8,081.1	3,537.7	15,576.5	6,364.7
9. Other taxes	2.9	2.1	8.3	4.2
10. Operating income	**29,413.0**	**13,027.5**	**55,882.3**	**23,532.8**
11. Income from associates	–845.8	–388.6	–1,989.3	–571.5
12. Interest and similar income	757.8	4.1	1,430.8	6.9
13. Interest and similar expense	854.6	700.4	1,720.8	1,308.4
14. Profits transferred under partial profit transfer agreements	4.3	43.1	21.6	86.1
15. *Income before taxes*	**28,466.1**	**11,899.5**	**53,581.4**	**21,573.7**
16. Income taxes	7,994.4	3,670.4	16,147.1	6,803.8
17. Net income	**20,471.7**	**8,229.1**	**37,434.3**	**14,769.9**
Minority interests	–93.5	0.0	–93.5	0.0
Net income attributable to shareholders of Q-Cells AG	**20,565.2**	**8,229.1**	**37,527.8**	**14,769.9**

Earnings per share	04/01–06/30 2006	04/01–06/30 2005	01/01–06/30 2006	01/01–06/30 2005
Earnings per share (basic) in € per share	0.55	0.27	1.01	0.49
Earnings per share (diluted) in € per share	0.52	0.27	0.94	0.49

CONSOLIDATED CASH FLOW STATEMENT (IFRS)
for the six months ended June 30, 2006

	01/01–06/30/2006 € '000	01/01–06/30/2005 € '000
Net income	37,434.3	14,769.9
Income tax expense	16,147.1	6,803.8
Depreciation, amortization and impairment losses	9,006.4	4,488.4
Income from associates	1,989.3	571,5
Other non-cash income and expenses	3,922.9	202.6
Amortization of deferred investment grants and subsidies	–2,997.1	–1,816.3
Change in provisions	1,471.8	1,284.9
Losses on disposal of intangible assets and items of property, plant and equipment	27.9	357.4
Change in inventories, receivables and other assets	–30,581.3	–28,975.5
Change in other liabilities	4,762.0	18,271.6
Interest and similar income	–1,430.8	–6.9
Interest and similar expense	1,720.8	1,308.4
Liquid funds generated by operating activities	**41,473.3**	**17,259.8**
Interest paid	–1,369.7	–1,115.5
Interest received	1,440.7	67.3
Income taxes paid	–5,561.6	–1,103.4
Cash provided by operating activities	**35,982.7**	**15,108.2**
Capital expenditures on intangible assets	–3,197.1	–315.6
Capital expenditures on property, plant and equipment	–16,229.0	–28,097.3
Acquisitions of equity investments	0.0	–8,453.8
Change in time deposits	16,000.0	0.0
Proceeds from disposal of property, plant and equipment	12.1	379.0
Proceeds from investment grants and subsidies	834.0	5,492.2
Cash used in investing activities	**–2,580.0**	**–30,995.5**
Proceeds from contributions to shareholders' equity	0.0	2,609.2
Proceeds from loans obtained	0.0	12,700.0
Proceeds from loans issued	1,327.2	0.0
Repayment of silent partners' interest	–3,092.0	0.0
Repayment of loans	–10,046.1	–1,358.9
Payments under finance leases	–640.7	–660.0
Payments for loans issued	–9,903.5	0.0
Change in current accounts and interim financing	0.0	990.2
Cash used in (prior year period: cash provided by) financing activities	**–22,355.1**	**14,280.5**
Change in liquid funds	11,047.6	–1,606.8
Cash acquired during the acquisition of consolidated companies	–85.4	0.0
Balance of liquid funds at beginning of period	200,647.9	2,527.2
Balance of liquid funds at end of period	**211,610.1**	**920.4**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (IFRS)
for the six months ended June 30, 2006

	Subscribed capital € '000	Capital reserves € '000	Revenue reserves € '000
01/01/2005	**10,085.7**	**12,405.4**	**0.0**
Stock option program		202.6	
Change in equity of associates		-7.8	
Other recognized gains and losses	0.0	194.8	0.0
Net income for the period			
Total recognized income and expense	0.0	194.8	0.0
06/30/2005	**10,085.7**	**12,600.2**	**0.0**
Stock option program		2,275.4	
Market valuation of financial instruments			
Change in equity of associates		-2.9	
Other recognized gains and losses	0.0	2,272.5	0.0
Net income			
Total recognized gains and losses	0.0	2,272.5	0.0
Transfer to revenue reserves			13,591.5
Capital increase from reserves	20,171.4	-12,107.9	-8,063.5
Capital increase	6,656.5	246,292.4	
Cost of raising equity (after tax)		-8,370.3	
12/31/2005	**36,913.6**	**240,686.9**	**5,528.0**
Stock option program		3,030.3	
Market valuation of financial instruments			
Change in equity of associates		98.6	
Other recognized gains and losses	0.0	3,128.9	0.0
Net income for the period			
Total recognized gains and losses	0.0	3,128.9	0.0
Transfer to revenue reserves			34,834.9
Changes in consolidated group			
Currency translation			
06/30/2006	**36,913.6**	**243,815.8**	**40,362.9**

Other reserves					
Market valuation € '000	Currency translation € '000	Accumulated profits € '000	Total € '000	Minority interests € '000	Group total € '000
0.0	**−2.9**	**12,240.6**	**34,728.8**	**0.0**	**34,728.8**
			202.6		202.6
	−0.9		−8.7		−8.7
0.0	−0.9	0.0	193.9		193.9
		14,769.9	14,769.9		14,769.9
0.0	−0.9	14,769.9	14,963.8		14,963.8
0.0	**−3.8**	**27,010.5**	**49,692.6**	**0.0**	**49,692.6**
			2,275.4		2,275.4
−432.6			−432.6		−432.6
	−11.3		−14.2		−14.2
−432.6	−11.3	0.0	1,828.6		1,828.6
		25,162.1	25,162.1		25,162.1
−432.6	−11.3	25,162.1	26,990.7		26,990.7
		−13,591.5	0.0		0.0
			0.0		0.0
			252,948.9		252,948.9
			−8,370.3		−8,370.3
−432.6	**−15.1**	**38,581.1**	**321,261.9**	**0.0**	**321,261.9**
			3,030.3		3,030.3
759.0			759.0		759.0
	−8.6		90.0		90.0
759.0	−8.6	0.0	3,879.3		3,879.3
		37,527.8	37,527.8	−93.5	37,434.3
759.0	−8.6	37,527.8	41,407.1	−93.5	41,313.6
		−34,834.9			0.0
				3,093.8	3,093.8
	−5.9		−5.9	−31.7	−37.6
326.4	**−29.6**	**41,274.0**	**362,663.1**	**2,968.6**	**365,631.7**

NOTES TO THE IFRS INTERIM FINANCIAL STATEMENTS OF Q-CELLS AG, THALHEIM
for the period from January 1 to June 30, 2006

GENERAL INFORMATION

These interim financial statements in accordance with IFRS are consolidated financial statements of Q-Cells AG. The consolidated financial statements are prepared in euros, since the majority of Group transactions is made in this currency. Unless otherwise indicated, all amounts are stated in thousands of euros (€ '000). All figures are rounded off, which may result in rounding differences.

Significant events during the reporting period

The shareholders of EverQ GmbH, Thalheim, Germany; Evergreen Solar Inc., Marlboro, USA; Renewable Energy Corporation ASA, Høvik, Norway; and Q-Cells AG signed a memorandum in June 2006 pursuant to which Q-Cells AG's interest in EverQ GmbH will be increased to 33.33%.

In April 2006, Q-Cells AG acquired 15.52% of the shares in VHF-Technologies SA, Yverdon-les-Bains, Switzerland (VHF) as well as an option to acquire additional shares. This company develops, produces and markets flexible solar modules based on thin film technology under the brand name "Flexcell".

Accounting policies

The quarterly report for the period ended June 30, 2006, including selected notes, has been prepared in accordance with the International Financial Reporting Standards (IFRS) for Interim Financial Statements (IAS 34).

The IFRS interim financial statements were prepared using those accounting policies used in the consolidated IFRS financial statements of Q-Cells AG for the year ended December 31, 2005. These interim financial statements do not contain all information necessary for the consolidated financial statements as of the end of a fiscal year. Therefore, these interim financial statements have to be read in conjunction with the consolidated financial statements as of December 31, 2005.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Companies included in consolidation

In addition to Q-Cells AG, the consolidated financial statements include all domestic and foreign subsidiaries controlled by Q-Cells AG. Associated companies are accounted for at equity, provided significant influence is exercised on those companies

Subsidiaries:

- Calyxo GmbH, Thalheim, Germany (wholly owned)
- Q-Cells Asia Ltd., Hong Kong, China (wholly owned)
- Brilliant 234. GmbH, Thalheim, Germany (wholly owned)
- VHF-Technologies SA, Yverdon-les-Bains, Switzerland (15.52% stake)

At the start of 2006, Q-Cells AG acquired a 100% stake in Brilliant 234. GmbH, Thalheim. This company develops, produces and markets solar modules based on thin film technology.

Initial accounting for the acquisition of VHF

The Company's stake in VHF-Technologies SA, Yverdon-les-Bains, Switzerland (VHF) amounts to 15.52% as of June 30, 2006. Q-Cells AG has the option to increase its share to 51% at any time. Therefore, VHF was fully included in the consolidated financial statements, effective as of May 24, 2006 (date of acquisition) in accordance with IAS 27.14.

The transaction was preliminarily accounted for under the purchase method in accordance with IFRS 3.62.

Net assets acquired as of May 24, 2006	Carrying amount € , millions	Restatement €, millions	Fair value €, millions
Assets acquired			
Intangible assets	0.0	3,234.3	3,234.3
Property, plant and equipment	713.1	0.0	713.1
Current receivables and other assets and liquid funds	3,175.7	0.0	3,175.7
	3,888.8	**3,234.3**	**7,123.1**
Liabilities assumed			
Current liabilities and provisions	226.6	0.0	226.6
Deferred taxes	0.0	803.8	803.8
	226.6	**803.8**	**1,030.4**
Net assets	**3,662.2**	**2,430.5**	**6,092.7**
Minority interests	3,093.8	0.0	3,093.8
Net assets acquired	**568.4**	**2,430.5**	**2,998.9**

The agreed total consideration amounting to € 2,998.9 thousand was paid to VHF in cash within the context of a capital increase. Due to the inclusion of VHF in the consolidated financial statements of Q-Cells AG, this cash has not left the consolidated group. Cash equivalents amounting to € –85.4 thousand were acquired.

For the purposes of the preliminary purchase price allocation, the technology acquired was identified as an intangible asset and measured at its fair value.

The acquisition of VHF will be initially accounted for as of the end of the reporting period on a preliminary basis according to IFRS 3.62 since the fair values of the assets acquired and liabilities assumed could only be determined on a provisional basis. Until this acquisition may be accounted for on a final basis, adjustments may be made to the preliminarily recognized fair values.

The loss of VHF, which was included in the consolidated financial statements, has amounted to € 110.6 thousand as of the acquisition date (of which € 93.5 thousand are attributable to minorities). If VHF had been acquired on the first day of fiscal year 2006, the Group's sales revenues would have increased from € 243,075.3 thousand to € 243,183.9 thousand and the Group's net income for the period would have decreased from € 37,434.3 thousand to € 37,022.6 thousand.

Associates accounted for at equity:

- CSG Solar AG, Thalheim, Germany (23.03% stake)
- EverQ GmbH, Thalheim, Germany (21.00% stake)

NOTES TO THE INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

Intangible assets

Intangible assets increased above all due to the technology acquired during the acquisition of the stake in VHF (€ 3,234.3 thousand) as well as due to the purchase for a consideration of the software mySAP ERP and CRM and its implementation.

Property, plant and equipment

Estimates of the useful economic life of technical equipment and machinery have been changed in connection with the upgrade of production line I. The reduction of useful economic life has resulted in an increase in depreciation of € 1,129.1 thousand for H1 2006 (of which € 787.6 relate to Q2 2006). The technical equipment and machinery involved were written off in full as of the end of Q2 2006. The corresponding investment grants and subsidies, which had been carried as liabilities, were amortized in income in the amount of € 505.0 thousand.

Financial assets

CPI ChemiePark-Institut GmbH, Bitterfeld, in which Q-Cells AG holds a stake of 6.1%, is not consolidated in the financial statements. This company is reported as a financial asset in the consolidated financial statements of Q-Cells AG.

Investments in associates

Q-Cells AG holds the following investments in associates:

	06/30/2006		12/31/2005	
	€ '000	Proportion of Shareholders' equity %	€ '000	Proportion of shareholders' equity %
CSG Solar AG, Thalheim	6,222.8	23.03	6,993.8	23.03
EverQ GmbH, Thalheim	4,358.8	21.00	5,486.9	21.00
	10,581.6		**12,480.7**	

Other non-current assets

Other non-current assets reflect the non-current portion of advance payments made on future raw materials supplies of € 17,377.3 thousand (December 31, 2005: € 9,662.9 thousand) as well as a bullet loan extended to EverQ GmbH, Thalheim, in the amount of € 3,825.0 thousand (December 31, 2005: € 0.0 thousand). The loan has a term until June 30, 2010 and bears interest of 5.72% p.a.

Current assets

Inventories

	06/30/2006 € '000	12/31/2005 € '000
Raw materials and supplies	32,618.6	27,673.9
Finished goods and work in progress	25,207.2	17,917.6
Advance payments	3,928.6	4,297.4
	61,754.4	**49,888.9**

The inventories of raw materials and supplies as well as finished goods and work in progress have been assigned in full as collateral for existing current financial liabilities to the lending banks.

Trade accounts receivable

All trade accounts receivable are due within one year.

As of June 30, 2006, receivables in foreign currencies amounted to € 4,154.9 thousand (USD 5,282.6 thousand). As of December 31, 2005, this figure was € 1,045.4 thousand (USD 1,237.0 thousand).

All receivables have been assigned to the lending banks as collateral for current financial liabilities.

Time deposits

The time deposits of € 16,500.0 thousand (December 31, 2005: € 32,500.0 thousand) are not available on demand. The underlying financial instrument for some of the time deposits is a derivate instrument not intended for hedging purposes.

Other receivables and assets

As of June 30, 2006, Q-Cells AG recognizes receivables from short-term bullet loans from EverQ GmbH, Thalheim, totaling € 6,050.0. The loans bear interest in the amount of the 3-month-EURIBOR plus 2.75% p.a.

Cash and cash equivalents

This item reflects cash and balances in banks amounting to € 72,868.1 thousand (December 31, 2005: € 65,630.7 thousand), short-term deposits in USD equivalent to € 3,146.4 thousand (USD 4,000.0 thousand; December 31, 2005: USD 0.0 thousand) as well as securities in the amount of € 135,595.6 thousand (December 31, 2005: € 135,017.2 thousand).

The securities relate to an investment in a money market fund. This fund invests in fixed and variable rate securities, convertible and option bonds, as well as zero-coupon bonds and participation certificates in currencies of OECD countries with short terms to maturity and generally high ratings.

Available-for-sale securities are measured at fair value (market value). Changes in value are recorded directly in equity until the securities are sold.

Shareholders' equity

Pursuant to the resolution of the Annual Shareholders' Meeting on June 29, 2006, the accumulated profits as reported in the financial statements for fiscal year 2005 amounting to € 34,834.9 thousand were transferred in full to other retained earnings.

Total expenses recorded in the period under review for options issued under the 2005 stock option program (ESOP IIa) in the first quarter 2006 equal € 336.8 thousand and are reported under personnel expenses with a corresponding increase in shareholders' equity (capital reserve).

Please refer to the statement of changes in equity for details on changes in the shareholders' equity of Q-Cells AG during the first half of 2006.

Significant events after the balance sheet date

On July 3, 2006, a total of 309,672 new shares were issued under the 2003 stock option program from Contingent Capital I. As a result of the issuance of the new shares, the Company's share capital now amounts to € 37,223.3 thousand. This capital action was registered in the commercial register on July 25, 2006.

In addition, the Annual Shareholders' Meeting of June 29, 2006 resolved to increase its share capital from reserves. Accordingly, the Company's share capital will be increased by € 37,223.3 thousand – from € 37,223.3 thousand – to € 74,446.6 thousand via conversion of other revenue reserves. The capital increase will be performed by issuing 37,223,276 new no-par value bearer shares which will be issued to the shareholders of the Company at a ratio of 1:1. This capital increase was registered in the commercial register on July 25, 2006.

After the issuance of the new shares on July 3, 2006, Contingent Capital I amounts to € 1,411.2 thousand. As a result of the capital increase from reserves, Contingent Capital I now amounts to € 2,822.4 thousand and Contingent Capital II amounts to € 2,609.7 thousand. This capital increase was registered in the commercial register on July 25, 2006.

By resolution of the Annual Shareholders' Meeting of June 29, 2006, the Company's share capital is contingently increased by € 14,765.4 thousand through the issuance of up to 14,765,443 new no-par value bearer shares with a pro-rata share in the share capital of € 1.00 each (Contingent Capital III and Contingent Capital 2006/I). The Contingent Capital is used to grant option or conversion rights if bonds with warrants or convertible bonds are issued. As a result of the capital increase, Contingent Capital III and 2006/I now amount to € 29,530.9 thousand. This capital increase was registered in the commercial register on July 25, 2006.

During the Annual Shareholders' Meeting on June 29, 2006 the existing Authorized Capital was rescinded on the basis of the resolution passed by the Annual Shareholders' Meeting of August 16, 2005, and the following resolution on the creation of new Authorized Capital was passed: The Executive Board is authorized, subject to the Supervisory Board's approval, to increase the Company's share capital on one or more occasions until May 31, 2011 against contributions in kind or cash contributions by up to € 36,913.6 thousand through issuing 36,913,604 new shares. Subject to the approval of the Supervisory Board, the Executive Board is further authorized to decide on any disapplication of shareholders' subscription rights, to define a different date from which the shares participate in the Company's profits and to determine further details related to the relevant capital increase as well as the conditions of issuing shares (Authorized Capital 2006/1). This capital increase was registered in the commercial register on July 25, 2006.

Non-current liabilities

Non-current financial liabilities

Non-current financial liabilities decreased to € 9,248.2 thousand in comparison with December 31, 2005 (€ 12,833.8 thousand) due to scheduled repayments.

Other non-current liabilities

Other non-current liabilities as of June 30, 2006 mainly reflect non-current liabilities arising from the finance lease in the amount of € 2,937.2 thousand (December 31, 2005: € 3,501.9 thousand) as well as the non-current portion of advance payments received on account of orders in the amount of € 4,707.9 (December 31, 2005: € 0.0 thousand). As of December 31, 2005, the non-current portion in the amount of € 1,004.0 thousand of the loan totaling € 5.0 million granted by Solon AG, Berlin, was still reported in the financial statements.

Current liabilities

Current financial liabilities

Current financial liabilities declined primarily due to early repayment of interim financing in the amount of € 4,441.0 thousand in the first quarter of 2006.

Trade accounts payable

All trade accounts payable are due within one year.

Payables in foreign currencies are translated at the exchange rate on the transaction date and subsequently measured at the closing rate. As of the reporting date, liabilities in foreign currencies amounted to € 1,041.3 thousand (December 31, 2005: € 1,645.4 thousand).

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The comparison figures relate to the period from January 1 to June 30, 2005.

Sales revenues

Sales revenues rose by 108.2% compared to 2005.

Information on the breakdown by region is provided in the segment report of these Notes.

Product	Cell type	Sales 2006 01/01/–06/30 € '000	Sales 2005 01/01/–06/30 € '000	Change € '000
Polycrystalline	Q5 (125x125 mm)	2,424.6	1,161.9	1,262.7
	Q6 (150x150 mm)	2,675.7	2,274.7	401.0
	Q6L (156x156 mm)	205,764.8	99,344.7	106,420.1
	Q8 (210x210 mm)	647.5	1,633.7	–986.2
Monocrystalline	Q5M (125x125 mm)	6,789.3	17.4	6,771.9
	Q6M (150x150 mm)	0.0	128.9	–128.9
	Q6ML (156x156 mm)	24,715.3	12,187.9	12,527.4
Other		58.1	0.0	58.1
Total		**243,075.3**	**116,749.2**	**126,326.1**

Fractional sales, other sales revenues and sales deductions totaling € 1,859.7 thousand (2005: € 2,253.9 thousand) were allocated to individual products and cell types.

Based on an agreement with a silicon supplier, the Company is required to commission the manufacture of modules from cells produced by Q-Cells AG using the silicon delivered from that particular supplier. The reworking into modules (lamination) invoiced by Q-Cells AG to the customer is included in the sales revenues of laminated solar cells (Q6L) in the amount of € 10,432.0 thousand (2005: € 115.5 thousand), and an equivalent amount is recorded in the cost of materials.

Other operating income

Other operating income comprises the following items:

Other operating income	01/01/– 06/30/2006 € '000	01/01/– 06/30/2005 € '000
Amortization of investment subsidies	1,591.1	1,094.3
Amortization of investment grants	1,406.0	722.0
Foreign exchange gains	1,239.3	300.9
Release of provisions	442.3	85.0
Income from other periods	74.3	0.0
Grants for personnel costs	31.5	336.4
Other income	927.5	330.8
Total	**5,712.0**	**2,869.4**

Cost of materials

Materials costs are incurred primarily for the procurement of wafers. The material cost ratio (ratio of cost of materials to sales and changes in inventories) was 62.3% in the first half of 2006 (2005: 64.7%).

The materials usage rate is as follows, before and after adjustment for lamination costs:

	Core business prior to elimination of lamination costs € '000	Module business € '000	Core business after elimination of lamination costs € '000
Sales revenues	243,075.3	-10,432.0	232,643.3
Changes in inventories	7,289.7		7,289.7
Cost of materials	155,862.5	-10,432.0	145,430.5
	94,502.5		**94,502.5**
Materials usage rate	**62.3%**		**60.6%**

Personnel expenses

As of June 30, 2006, Q-Cells AG (Group) had 823 employees (2005: 667) including 23 apprentices (2005: 18). The number of interns and student trainees was 19. The Executive Board of Q-Cells AG consists of four members, as in the first half of 2005. The personnel expense ratio (ratio of personnel expenses to sales and changes in inventories) was 8.1% in the first half of 2006 (2005: 9.2%).

Other operating expense

Other operating expense is composed of the following items:

Other operating expense	01/01/–06/30/2006 € '000	01/01/–06/30/2005 € '000
Foreign exchange differences	2,395.4	322.8
Legal and consulting costs	2,177.6	608.0
Maintenance and repair costs	1,928.2	820.2
General and administrative expenses	1,584.8	618.7
Selling expenses	1,378.5	620.0
Costs related to guarantees	1,253.2	642.4
Contributions and fees	663.8	252.8
Miscellaneous travel expenses	657.8	355.5
Freight and storage costs	528.6	465.6
Advanced training	483.0	207.7
Miscellaneous other operating expenses	2,525.6	1,451.0
Total	**15,576.5**	**6,364.7**

Income from associates

Income from associates reflects the contributions to income of the companies accounted for at equity. This relates to CSG Solar AG at € -861.1 thousand (2005: € -314.9 thousand) and EverQ GmbH at € -1,128.2 thousand (2005: € -256.6 thousand).

Income taxes

Income taxes break down as follows:

	01/01/– 06/30/2006 € '000	01/01/– 06/30/2005 € '000
Corporation tax	11,022.8	4,662.1
Trade tax	5,185.8	2,147.7
Deferred taxes	–61.5	–6.0
Total	**16,147.1**	**6,803.8**

Taking into account the solidarity surcharge and the trade tax, a tax rate of 33.07% is arrived at when calculating deferred taxes (June 30, 2005: 33.07%).

Earnings per share

Earnings per share were calculated in accordance with IAS 33. Pursuant to IAS 33.64, the capital increases performed in August 2005 were taken into account in the calculation of earnings per share for the previous year in order to enhance comparability.

	01/01/– 06/30/2006 € '000	01/01/– 06/30/2005 € '000
Net income for the period (€ '000)	37,434.3	14,769.9
Weighted average number of shares	36,913,604	30,257,052
Basic earnings per share in €	**1.01**	**0.49**

It was necessary to include dilution effects in connection with employee stock options since certain conditions had been fulfilled.

	01/01/– 06/30/2006 € '000	01/01/– 06/30/2005 € '000
Net income for the period (€ '000)	37,434.3	14,769.9
Weighted average number of shares	39,660,670	30,257,052
Diluted earnings per share in €	**0.94**	**0.49**

NOTES TO THE CASH FLOW STATEMENT

Liquid funds comprise the cash and cash equivalents reported in the balance sheet.

Operating cash flow amounted to € 35,982.7 thousand in the first half of 2006 (2005: € 15,108.2 thousand) and was mainly characterized by an increase in net income for the period.

Cash outflows for investing activities in the amount of € 2,580.0 thousand (2005: € 30,995.5 thousand) resulted from investments in property, plant and equipment and in intangible assets amounting to € 19,426.1 thousand (2005: € 28,412.9 thousand), necessitated by the continuing expansion of production capacity, as well as from the equivalent changes in time deposits.

Since the total cash consideration for the acquisition of VHF in the amount of € 2,998.9 thousand was used for a capital increase of VHF, no cash outflows for acquiring an equity investment had to be reported. Cash equivalents amounting to € –85.4 thousand were acquired.

Cash outflows for financing activities resulted primarily from scheduled and early repayments of loans and silent partners' interests as well as loans granted to EverQ GmbH, Thalheim.

In aggregate, the cash inflows from operating activities exceeded the cash outflows for investing and financing activities.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

OTHER DISCLOSURES

Segment reporting

Q-Cells AG's primary reporting format is segmented in accordance with geographical category. Income, expenses and other information are allocated in accordance with the location of the assets. Since almost all assets are located in Germany, all other information is allocated to the "Germany" segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues by customer location:

	01/01/-06/30/2006		01/01/-06/30/2005	
	€ '000	Share %	€ '000	Share %
Germany	123,647.6	50.9	75,390.7	64.6
Other EU countries	35,793.3	14.7	10,762.9	9.2
South Africa	22,916.0	9.4	17,039.9	14.6
Rest of world	60,718.4	25.0	13,555.7	11.6
Total	**243,075.3**	**100.0**	**116,749.2**	**100.0**
Export ratio		**49.1**		**35.4**

Secondary segment reporting is dispensed with, since Q-Cells AG manufactures and sells a single product only (photovoltaic cells). Sales revenues from solar cells that are based on thin film technologies amounted to € 58.1 thousand.

Derivative financial instruments

The following derivative financial instruments existed as of the reporting date:

Forward exchange contracts are used to hedge against currency risk. These transactions relate to currency hedges for significant cash flows in foreign currencies from operating activities. Q-Cells AG hedges individual planned purchases of materials in foreign currencies with forward exchange contracts, depending on the significance of the transaction.

As of June 30, 2006, Q-Cells AG had short-term forward exchange contracts requiring the Company to exchange foreign currencies equivalent to USD 12 million in exchange for euros at a predetermined exchange rate. As of the interim reporting date, valuation of these forward exchange contracts led to a negative market value of € 617.9 thousand, which was charged against income. The positive effect of the devaluation on the value of pending transactions was recognized in income as other assets in the corresponding amount. The effects of the underlying transaction and the hedging transaction thus cancelled each other out.

As of June 30, 2006, the Company had short-term monetary deposits in the amount of € 6.5 million with original terms of more than three months at fixed interest rates and with an option to convert the amount of the investment. If the predetermined reference rate for the contingent conversion is more than the exchange rate agreed for the conversion on a certain date, the investment amount is converted to the agreed currency (USD). As of the interim reporting date, valuation of this derivative financial instrument led to a negative market value of € 210.2 thousand, which was charged against income.

As of June 30, 2006, the Company had short-term monetary deposits in USD in the amount of USD 4.0 million (€ 3.1 million) at fixed interest rates and with an option to convert the amount of the investment. If the predetermined reference rate for the contingent conversion is below the exchange rate agreed for the conversion on a certain date, the investment amount is converted to the agreed currency (EUR). As of the interim reporting date, valuation of this derivative financial instrument led to a negative market value of € 2.2 thousand, which had to be charged against income.

Contingent liabilities and other financial obligations

Purchase commitments

Q-Cells AG has entered into commitments to suppliers for purchasing wafers and silicon totaling € 1,967.4 million (December 31, 2005: € 1,870.9 million) between 2006 and 2016, € 184.3 million of which applies to 2006.

Letter of support

In a letter of comfort submitted to Investitionsbank Sachsen-Anhalt, Magdeburg, in connection with an application for investment grants, Q-Cells AG has agreed to provide Calyxo GmbH, Thalheim, with equity of up to € 9,219.7 thousand and shareholder loans of up to € 8,000.0 thousand. Moreover, Q-Cells AG has agreed to assume all preliminary and interim financing for investment subsidies and grants necessary for the investment project and to make available the loans required to finance the working capital. Q-Cells AG had provided equity capital to Calyxo GmbH until June 30, 2006 in the amount of € 8,430.0 thousand.

Financial risks

Security policy

Capital from the IPO proceeds is invested only with financial institutions having high credit ratings. The investments are made in financial assets that are subject to either no fluctuation in value or only minor fluctuation, and involve readily-available financial assets in order to cover financing and liquidity requirements for planned capital expenditure.

Liquidity risk

Appropriate financial planning instruments are utilized to control our future liquidity position. Based on current planning, we do not foresee any liquidity shortages.

Currency risk

Currency risks arise for Q-Cells primarily due to the fact that we make purchases in USD that are not entirely offset by sales in USD. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk

Photovoltaic systems are usually financed primarily through debt. Historically low interest rate levels and the resulting low cost of debt have positively influenced the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems and could therefore negatively impact demand for photovoltaic cells. We do not, however, anticipate a significant rise in interest rates in either the short term or medium term.

Interest rate risks exist with respect to liabilities to banks, which primarily involve long-term loans. Due to the successful capital increase from the IPO last year, our dependence on interest rates has lessened as a result of improved financing opportunities from shareholders' equity.

Credit risks

The Group has no major concentration of credit risk.

As part of procurement and hedging activities, it may be necessary to make advance payments to suppliers. This also gives rise to credit risks.

The maximum credit risk equals the amounts stated in the balance sheet.

Prompt and efficient financial control in connection with a customer evaluation system serves to reduce the probability of credit default.

Thalheim, August 11, 2006

The Executive Board of Q-Cells AG



ANTON MILNER
CEO



REINER LEMOINE
CTO



THOMAS SCHMIDT
COO



DR. RER. POL. HARTMUT SCHÜNING
CFO

FINANCIAL CALENDAR 2006

June 29	Anual shareholders' meeting in Berlin
August 14	Publication of the Second Quarter 2006 Report
November 14	Publication of the Third Quarter 2006 Report

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 8-887
FAX + 49 (0)3494 66 8-777
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 8-8107
FAX + 49 (0)3494 66 8-777
MAIL s.dietrich@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

CONTACT Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com

Q.CELLS